SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

2004 JUN 28 P 12: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035036

SUPPL

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, June 22, 2004

Attention : Special Counsel/Office of International Corporate Finance

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (I) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

PRESS RELEASE

SOLVAY

82-2691

Embargo : June 22, 2004 at 8:30 AM (Brussels time)

SOLVAY PHARMACEUTICALS GETS EUROPEAN MARKETING APPROVAL FOR NEW VIROSOMAL INFLUENZA VACCINE: INVIVAC®

Solvay Pharmaceuticals announced today that it has obtained European marketing approval for its new virosomal influenza vaccine: INVIVAC®. This European registration follows the completion of a Mutual Recognition Procedure (MRP), with The Netherlands acting as Reference Member State. Norway and the following 13 EU member states will now grant a marketing authorization to INVIVAC®: Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, Luxembourg, Portugal, Spain, Sweden and the United Kingdom. Registration was already obtained in The Netherlands and Switzerland earlier this year.

INVIVAC® is a virosomal influenza vaccine with a unique mechanism of action. Clinical studies have shown that the virosomal influenza vaccine is safe and efficacious, particularly in elderly patients and people with low antibody titers before vaccination. Virosomes stimulate B lymphocytes of the immune system to produce antibodies but also have the potential to stimulate T-cells. This broader immune response is important for the protection against influenza-related diseases. T-cells recognize and eliminate infected cells and are therefore important for the recovery process after an influenza infection. Elderly people may have a weakened immune system, therefore T-cell stimulation by the virosomal vaccine INVIVAC® may be beneficial for the elderly.

INVIVAC® will be available for the coming 2004 flu season in Switzerland, The Netherlands, and the UK. Norway and the EU member states that now grant a marketing authorization will follow in 2005. For the other EU member states Solvay Pharmaceuticals will start a repeat-use MRP in 2005.

Solvay Pharmaceuticals has licensed in the virosomal technology from Berna Biotech in Switzerland, and is producing INVIVAC® itself.

Sjirk Kok, Head of the Influenza Business Group, says: "We are very pleased to obtain this European registration as we believe that INVIVAC® is a good addition to our existing Influvac® portfolio, which again shows our expertise in the prevention and control of influenza."

Solvay Pharmaceuticals is the pharmaceutical activities arm of Solvay. Apart from women's and men's health it is active in carefully selected indications within the fields of cardiology, gastroenterology and mental health. It employs more than 7500 people.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Dr Roger Bickerstaffe
Head of Pharmaceutical Communications
Tel: +31 (6) 533 80 122
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

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